Exhibit 1

CHAIRMAN’S REPORT*

Sound first half performance

The past six months has been an extraordinarily difficult period for the global financial system, with increasing impacts on economies around the world. While in Australia we have clearly fared better than most economies, we have not been immune from nor escaped the impacts of the global financial crisis. In fact, the pace of the deterioration in economic and financial markets accelerated during this period.

Against this backdrop, the Westpac Group has taken a number of important steps toward our vision of becoming Australia and New Zealand’s leading financial institution. We successfully completed the merger with St.George in November last year, and the integration is proceeding well. We have further bolstered the Bank’s balance sheet, enabling us to continue to support our customers through these difficult economic times. Strong progress is also being made implementing our customer focussed strategy, as Gail Kelly, our CEO, discusses in more detail in her report.

For the six months ended 31 March 2009, the Westpac Group delivered a net operating profit of $2,175 million, down 1% on the same period last year. We regard this as a sound result, given the challenging operating environment.

To provide greater clarity of the Group’s performance we have presented “pro forma” cash earnings information. This information has been prepared as if the merger were completed on 1 October 2007 and is based upon aggregating Westpac and St.George’s financial results from that date.

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The Westpac Shareholder Newsletter

2009 HALF YEAR

FOR THE HALF YEAR ENDED 31 MARCH 2009

Performance highlights:

•                  Statutory net profit of $2,175 million, down 1%

•                  Pro forma cash earnings of $2,295 million, down 6%

•                  Pro forma revenue of $8,307 million, up 15%

•                  First half dividend of 56 cents, down 20%

•                  Pro forma expense to income ratio (cash basis) 40.4% down 440bps

•                  Tier 1 capital ratio of 8.4%

Strengthened capital base	Higher provisioning cover	Maintaining prudent liquid asset balances

Tier 1 Capital Ratio (%)	Collective provisions (bps)	Liquid assets ($bn)
$4.7 billion of Tier 1	Collective provisions to	$62 billion in liquid assets
capital raised since	credit risk weighted assets
September 2008	up to 125 basis points

*Comparatives are with the half year ended 31 March 2008 unless stated otherwise Issued by Westpac Banking Corporation ABN 33 007 457 141

CHAIRMAN’S REPORT CONTINUED

Our pro forma cash earnings for the first half were $2,295 million, down 6%. While it is disappointing to announce a decline in cash earnings, the Group’s performance demonstrates that we have a strong, diversified and resilient business, with core earnings increasing by 24%. Gail also discusses the Group’s performance, including progress on the merger.

Pro forma cash earnings per share of 82.4 cents for the first half 2009 were 16% lower than cash earnings per share in the 2008 first half. In light of this lower level of earnings per share, your Board decided to pay a fully franked interim dividend of 56 cents, a reduction of 20% on the prior corresponding period. In making this decision, we sought to balance a number of considerations, including the needs of our shareholders and the imperative to conservatively manage our capital. The 56 cent dividend corresponds to a payout ratio of approximately 70%, which we consider to be a long run sustainable level. The fully franked dividend yield of approximately 7.5% is also solid.

Strengthened position

Strength and certainty are important assets in a difficult environment and through the half we have further strengthened the bank’s balance sheet. In such times your Board considered that maintaining capital strength was paramount, to ensure that we are well positioned to respond to the challenges ahead while continuing to support our customers.

In the half, the Group raised $4.7 billion in Tier 1 capital from four separate sources: the underwriting of the 2008 final dividend; an institutional placement; a Retail Share Purchase Plan; and, a new hybrid capital raising, Westpac SPS II. It was particularly pleasing to see the very strong support by our shareholders of these raisings, including many ex-St.George shareholders reinvesting the proceeds of their maturing St.George hybrids.

Given the world environment, we have maintained a very conservative approach to funding, with particular success at increasing the proportion of funding from retail deposits.

While impairments have increased significantly, we have remained well provisioned, increasing our provisioning coverage, including an additional $112 million of economic overlay. Our ratio of total provisions to risk weighted assets increased to 1.60%, from 1.11% as at 30 September 2008.

Outlook

The significant economic and financial impacts felt through the period have prompted unprecedented action and intervention by governments around the world, which has, in part, helped stabilise markets. The more dominant impact on Westpac will be the size and the duration of the slowing in our home economies of Australia and New Zealand.

We are expecting slower loan growth, in part from lower demand for credit but also because both consumers and businesses are de-leveraging their balance sheets. It is expected that more customers will come under pressure as the effects of the slowing activity become more widespread. We are already seeing more pressure across our business customers and expect consumer stress to grow as unemployment rises.

Westpac has delivered a sound result and given our strong capital position, sound funding profile and very strong provisioning, we believe that we are well placed for these challenging times.

Ted Evans AC,

Chairman

Looking to sell your Westpac shares?

Westpac Broking is offering shareholders a quick and easy way to sell your Westpac or other company issuer sponsored shares without opening a broking account. The service is suitable for shareholders with issuer sponsored(1) shares who do not have an existing share trading account.

Westpac Broking is pleased to offer shareholders a discounted brokerage rate* to sell your Westpac and other company issuer sponsored shares online or over the phone.

Brokerage Rate*

•                  Online - $43.95 or 0.15% of trade value, whichever is greater.

•                 By telephone - $49.95 or 0.33% of trade value, whichever is greater.

To take advantage of this offer(2) go to www.westpac.com.au/broking, then click on Sell Only Service and follow the prompts, or call our Trading Room on 13 13 31. You will need to have your most recent Westpac issuer sponsored holding statement handy and, if you are a Westpac customer, have your customer ID number as well.

To sell other company, issuer sponsored shares(3) over the phone you need to confirm that you are a Westpac shareholder by providing us a copy of your Westpac holding statement.

(1)          Issuer sponsored holding numbers start with the letter “I”. If your holding starts with an “X” then your holding is broker sponsored and you need to refer sales requests to your sponsoring broker.

(2)          The offer ends 31st August 2009 and is available only to Australian resident shareholders.

(3)          To sell other company issuer sponsored shares, the holding must be in the same ‘name’ as your Westpac share holding.

Be first to receive shareholder news... and save paper!

By registering your email address you can receive important Westpac shareholder information electronically. This more efficient form of communication will save time, paper and money – great for you and the environment.

To register go to www.westpac.com.au/investorcentre and click on ‘Register your email address’ on the right hand side of the page.

2009 Annual General Meeting

The Westpac Banking Corporation 2009 Annual General Meeting (AGM) is scheduled to be held in Melbourne on Wednesday, 16  December 2009. The AGM will also be webcast. A simultaneous information meeting will be held in Sydney, Australia.

Details of the location, timing and business of the meeting will be advised in the Notice of Meeting that will be sent to shareholders in November 2009.

CHIEF EXECUTIVE OFFICER’S REPORT*

Dear Shareholders,

I would like to share with you my thoughts on the operating environment and our performance over the past six months.

It would be difficult to think of a six month period that would rival this one in terms of intensity, volatility and challenge. The last six months have also been very busy for us – navigating the current challenging operating environment and integrating St.George, while ensuring that we strengthened our overall franchise.

Our interim result, with pro forma cash earnings of $2,295 million, down 6% on last year, is a sound result in this environment. Importantly, we further strengthened our balance sheet, with stronger capital, higher levels of provisioning and an improved funding profile, enabling us to keep supporting our customers.

Results highlights

Some features of the result I would like to highlight are the 9% increase in lending, which includes a $27 billion increase in new lending in Australian mortgages, a 24% lift in customer deposits, and a 24% increase in core earnings. These results reflect the solid momentum in our key businesses.

Our Westpac Retail and Business Banking division had an excellent half, with cash earnings up 17%. With no distraction from the St.George merger, this business has continued to grow and prosper. The Westpac Institutional Bank had strong revenue and core earnings, which were more than offset by high impairment charges resulting in cash earnings falling 62%.

While BT Financial Group’s core earnings and cash earnings were down on last year, we are pleased with the performance in such a challenging environment, with market share continuing to rise.

Our New Zealand business has experienced an even more difficult operating environment than Australia for some time. The business delivered good core earnings growth, however higher impairment charges saw cash earnings decline 15%, in NZ dollars.

I am pleased to report that the merger with St.George is progressing well and the business is showing good momentum after

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Available on the Westpac Internet site www.westpac.com.au/investorcentre

Information of interest to shareholders is available on our Internet site. You can directly access the Investor Centre by typing in the following address in your internet browser address window: www.westpac.com.au/investorcentre

The Investor Centre includes information on:

•                  Dividends and key shareholder dates

•                  Share registry contacts

•                  Westpac’s financial performance

•                  Corporate governance

•                  The 2008 Annual Review and Annual Report, and copies of past reports

•                  Shareholder Newsletters

•                  Investor presentations and speeches by key Executives

•                  Westpac’s US ADR program.

Shareholders of Westpac ordinary shares listed on the Australian Stock Exchange (main register) and on the New Zealand Exchange (New Zealand branch register) can directly access our registry company, Link Market Services Limited, via a link from the Shareholders Services page in the Investor Centre. Once in the registry site you can obtain information about your holdings and initiate changes to your address details or other information relevant to your holdings.

Alert on unsolicited offers to buy your shares

Westpac is aware that a company called Hassle Free Shares Pty Ltd (Hassle Free) has recently made unsolicited offers to Westpac shareholders to purchase their shares at prices substantially below the recent average price of Westpac shares.

Westpac does not endorse any unsolicited offers and is not associated with any such offers. Hassle Free has relied upon provisions in the Corporations Act to compel Westpac to provide it with a copy of our share registry. Please note that this information involved only your registered name and address, and the number of securities held. It did not include your holding number or any other details held on our register.

There is no compulsion for shareholders to accept any such offers and we strongly recommend shareholders:

•      Read the offer document carefully;

•      Compare the offer price against the market price of Westpac shares; and

•                  Seek independent advice from a qualified professional advisor or stockbroker before making any decision about selling their Westpac shares.

CHIEF EXECUTIVE OFFICER’S REPORT CONTINUED

a slow start to the half, with pro forma cash earnings up 6% for the period. Integration is proceeding to plan and we are on track to deliver the merger benefits.

Impairment charges

The key challenge in this environment has been the significant and rapid increase in impairment charges. These charges were principally due to three factors. Firstly, a small number of large corporate exposures in the Institutional Bank became impaired early in the half. Secondly, the impact of the weaker economy was reflected in our commercial business segment and stresses in commercial companies have become more widely spread. Lastly, we have topped up our provisions as the economic environment deteriorates.

Importantly, the consumer sector continues to perform well and we expect this sector to weather the challenges of the current environment quite well.

Strategic agenda

Our vision is to become Australia and New Zealand’s leading financial institution and at the core of our strategic agenda is driving a much stronger customer culture. We have made good progress on our key priorities, which include earning all of our customers’ business, enhancing our distribution, transforming our service delivery to customers, strengthening and simplifying our technology and the integration with St.George.

In terms of earning all our customers’ business, we have had a strong uplift in deposit gathering and improved cross-sell of wealth and insurance products to meet more of our customers’ wealth creation needs. We are working with our people to drive a much more active customer culture.

Another key priority is to enhance our distribution by strengthening and driving locally empowered businesses. We have made good progress on this front with our Westpac Local initiative, employing an additional 569 people in Westpac branches and business banking centres in the half.

As mentioned, we are well progressed on the St.George merger, including integrating the non-customer facing areas and capturing synergy benefits. In any merger, conventional wisdom suggests that employee engagement and customer retention will suffer, particularly in the early stages. Our success here is I believe a real feature of our merger. Our customer retention is very pleasing, indeed the St.George customer numbers have grown since the merger.

Similarly, our employee engagement has improved, with the Westpac Group employee engagement score at 82%, up from 78% last year. In St.George, their score was 81% - very strong in the light of a merger.

Conclusion

To conclude, we are excited about our customer focussed strategy and the opportunities it brings to create Australia and New Zealand’s leading financial services company. We are well underway on our journey and we are passionate about achieving success. Thank you for your support.

Thank you for your support.

Gail Kelly,

Chief Executive Officer

Shareholders’ Calendar

Interim dividend paid	2 July 2009
Record date for Westpac SPS & SPS II quarterly distribution	23 September 2009
Financial year end	30 September 2009
Payment date for Westpac SPS & SPS II quarterly distribution	30 September 2009
Final results and dividend announcement	4 November 2009
Record date for final dividend	13 November 2009	*
Record date for final dividend (New York)	12 November 2009	*
Annual General Meeting	16 December 2009	#
Final dividend payable	21 December 2009	*

Notes:

* Dates will be confirmed at the time of announcing 2009 final results.

# Details regarding the date of this meeting, and the business to be dealt with, will be contained in the Notice of Meeting to be sent to shareholders in November 2009.

Are you still receiving dividends by cheque?

The fastest way to receive your Westpac dividends is by direct credit to an account at a financial institution.

Alternatively you may wish to use your dividend to purchase more Westpac shares by participating in the Dividend Reinvestment Plan.

We have enclosed a Direct Credit Form if you currently receive a cheque. Alternatively contact Link Market Services on 1800 804 255 (toll free in Australia) or 612 9287 0303.

Important dates regarding your shares

St.George Merger — Australian Taxation Office (ATO) Ruling

In a class ruling on 22 October 2008, the ATO advised that it accepts the market value of the Westpac shares received by St.George shareholders, as the volume weighted average price that Westpac shares traded on the ASX on the implementation date, 1 December 2008. The VWAP for Westpac shares on 1 December 2008 was $17.1882.

Westpac Share Purchase Plan

Under the Westpac 2009 Share Purchase Plan (SPP), which closed on 30 January 2009, successful applicants were issued the full amount of Westpac shares they applied for at $15.26 per share.

2009 Interim Dividend — Dividend Reinvestment Plan

The price that shares were issued under the Dividend Reinvestment Plan (DRP) for the 2009 interim dividend paid on 2 July 2009 was $18.46.

This was calculated as the arithmetic average of the daily volume weighted average market price per Westpac share sold on the ASX during the 10 trading days commencing on and including 26 May 2009, less a 2.5% discount.